17009301

SEC Mail Processing Section

MAR 01 2017

Washington DC 406

Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART 111

| SEC FILE NUMBER |
|---|
| 8- 69118 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Advanced Strategies Broker Dealer, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1308 Dallas Road**
(No. and Street)

**Chattanooga** (City) **TN** (State) **37405** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Charles W. Bikas** **(423) 265-4353**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

**900 Circle 75 Parkway SE, Suite 1100** (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, **Charles W. Bikas**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Advanced Strategies Broker Dealer, LLC**, as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Charl Bikas
Signature

Managing Member
Title

Tim Davis
Notary Public

TIM DAVIS STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

My Commission Expires 2-22-17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Advanced Strategies Broker Dealer LLC
Financial Statements
For the Year Ended
December 31st, 2016
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Advanced Strategies Broker Dealer, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Advanced Strategies Broker Dealer, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Advanced Strategies Broker Dealer, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions"); and, (2) Advanced Strategies Broker Dealer, LLC stated that Advanced Strategies Broker Dealer, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Advanced Strategies Broker Dealer, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advanced Strategies Broker Dealer, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 24, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

## Advanced Strategies Broker Dealer LLC
## Statement of Financial Condition
## December 31, 2016

ASSETS

| | |
|---|---|
| Cash and Cash Equivalents | $14,056 |
| Prepaid Expenses | 931 |
| Accounts Receivable | 133 |
| Total Assets | $15,120 |

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

| | |
|---|---|
| Due to Member | 71 |
| Total Liabilities | 71 |
| MEMBER'S EQUITY | 15,049 |
| Total Liabilities and Member's Equity | $15,120 |

The accompanying notes are an integral part of these financial statements

## Advanced Strategies Broker Dealer LLC
## Statement of Operations
## For the Year Ended December 31, 2016

| | |
|---|---|
| REVENUES | |
| Commissions | $ 25,940 |
| Services Income | 2769 |
| Total Revenues | 28709 |
| | |
| GENERAL AND ADMINISTRATIVE EXPENSES | |
| Commissions | 14487 |
| Occupancy | 562 |
| Communications | 2284 |
| Other Operating Expenses | 12245 |
| | |
| Total Expenses | 29578 |
| | |
| NET LOSS | -$869 |

The accompanying notes are an integral part of these financial statements

# Advanced Strategies Broker Dealer LLC
## Statement of Cash Flows
## For the Year Ended December 31, 2016

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net Income (loss) | ($869) |
| Increase in Accounts Receivable | (13) |
| Increase in Prepaid Expenses | (535) |
| NET CASH USED BY OPERATING ACTIVITIES | ($1,417) |
| CASH FLOW FROM FINANCING ACTIVITIES | |
| Members' contributions | 3,000 |
| Increase in Due to Member | 11 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 3,011 |
| NET INCREASE IN CASH | $1,594 |
| CASH BALANCE | |
| Beginning of Period | 12,462 |
| End of period | 14,056 |

The accompanying notes are an integral part of these financial statements

## Advanced Strategies Broker Dealer LLC
## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2016

| | | |
|---|---|---|
| Beginning Balance, December 31, 2016 | $ | 12,918 |
| 2016 Contributions | | 3,000 |
| 2016 Profit and Loss | | (869) |
| Ending Balance, December 31, 2016 | $ | 15,049 |

The accompanying notes are an integral part of these financial statements

# Advanced Strategies Broker Dealer LLC
# Notes to Financial Statements
# December 31, 2016

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Advanced Strategies Broker Dealer, LLC (the "Company"), a limited liability company, was organized in June 2012 and became a broker-dealer in August 2013. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is brokerage of mutual funds, unit investment trusts and variable annuities, and it operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from an office located in Chattanooga, Tennessee and its customers are primarily in Tennessee and Georgia.

Accounting Policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Income Taxes: The company is a sole proprietorship for income tax reporting purposes. Income or losses flow through to the member and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

# Advanced Strategies Broker Dealer LLC
## Notes to Financial Statements
## December 31, 2016

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED...

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Revenue consists of asset and transaction-based fees and commissions from the sales of mutual funds and unit investment trusts and is recognized when earned.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each mutual fund or insurance company.

The carrying amount of the accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all deliquent accounts receivable balances and based on as assessment of the current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B - NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedmess to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $14,189 which was $9,189 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .005 to 1.0.

NOTE C - RELATED PARTIES

The Company has an expense sharing agreement with its Member. Under the terms of the agreement, the Company pays the Member for certain administrative costs provided to the Company,mainly utility expenses at the office location.
The amount expensed for the year ended December 31, 2016 was approximately $775. Of that amount $561 was to reimburse for utilities.
$214 was to reimburse the member for cell phone use.
The balance due to the Member on the accompanying balance sheet arose from this agreement.

NOTE D - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress in December 31, 2016.

## Schedule I
## Advanced Strategies Broker Dealer LLC

## Computation of Net Capital Under Rule 15c3-1
## of the Securities and Exchange Commission Act of 1934
## As of December 31, 2016

NET CAPITAL:

| | |
|---|---|
| Total Member's equity | $ 15,120 |
| Less: | |
| Prepaid Expenses | (931) |
| Net Capital Before haircuts | 14,189 |
| Less haircuts | |
| Net Capital | 14,189 |
| Minimum Net Capital Required | 5,000 |
| Excess Net Capital | 9,189 |
| Aggregate Indebtedness | 71 |
| Minimum Net Capital Required Based on Aggregate Indebtedness | $ 5 |
| Ratio of Aggregate Indebtedness to net capital | .005 to 1.0 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17a-5 AS OF DECEMBER 31, 2016

There is no significant difference between net capital as reported on Form X-17A-5 and net capital as computed above.

## Advanced Strategies Broker Dealer LLC

### Schedule II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

# Advanced Strategies Broker Dealer LLC

## Schedule III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Advanced Strategies Broker Dealer, LLC

We have audited the accompanying financial statements of Advanced Strategies Broker Dealer, LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Advanced Strategies Broker Dealer, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Strategies Broker Dealer, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Advanced Strategies Broker Dealer, LLC financial statements. The information is the responsibility of Advanced Strategies Broker Dealer, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 24, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

**Advanced Strategies Broker Dealer LLC**
**1308 Dallas Road**
**Chattanooga, TN 37405**

**E-Mail**
cbikas@asbdllc.com

**Cell Phone**
(423) 580-4307

February 7th, 2017

**VIA Mail**

RUBIO CPA, PC
Certified Public Accountants
900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339

RE: Exemption Report Requirement for 2016 Annual Audit.

Dear Mr. Rubio,

Advanced Strategies Broker Dealer, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule.

Advanced Strategies Broker Dealer, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2016 without exception.

Respectfully Yours,

Charles Bikas
Managing Member